July 15, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Functional Brands Inc. Amendment No. 7 to Registration Statement on Form S-1 Submitted May 30, 2025 File No. 333-284180

Dear Mr. Daniel Crawford, Ms. Laura Crotty, Mr. Gary Newberry and Ms. Vanessa Robertson:

On behalf of Functional Brands Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 26, 2025 with respect to the Company’s Amendment No. 7 to Registration Statement on Form S-1 (the “S-1/A”) as noted above.

For your convenience, the text of each of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 8 to its Registration Statement on Form S-1.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1. Please revise your Cover Page and each place where you discuss how the opening price of your common stock will be determined to disclose that the price of the securities sold in the private placement may bear little or no relation to the trading price of your common stock at or subsequent to the opening of trading on Nasdaq.

In response to the Staff’s comment, the Company has revised its disclosures on the cover page, page 31 and elsewhere in the registration statement to state that the price of the preferred stock sold in the private placement may bear little or no relation to the trading price of the Company’s common stock at or subsequent to the opening of trading on Nasdaq.

About this Prospectus, page ii

2. Please revise your disclosure to specifically state the amount of common stock underlying each class of convertible preferred stock, how and when the securities may be converted to common stock and whether investors in the private placement will be subject to lock-up agreements.

In response to the Staff’s comment, the Company has included a detailed description of each class of convertible stock in the registration statement (see pages 127 and 128) The disclosure describes the circumstances under which such stock may be converted and the formulae for calculating the number of shares of common stock into which such preferred may be converted. Since the number of shares of common stock which may be issued is dependent upon the trading price of the common stock, the actual number of shares of common stock to be so issued cannot be calculated at this time. For the purposes of calculating the pro forma portion of the capitalization table (see page 41) with respect to the number of shares that may be issued on conversion, the Company utilized, and expressly so noted, a $4.00 per share price, reflecting the floor price of the common stock that may be used in calculating the Series A Convertible Preferred Stock conversion amount. The Company has reserved a substantial number of shares of its authorized common stock to cover possible conversions.

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The Company will be registering in this registration statement that number of shares of common stock it reasonably believes will be sufficient to cover conversion of the preferred. The purchasers of the preferred stock will not be subject to any lock-up arrangements in respect of the preferred stock or underlying common stock.

3. We note your disclosure that you “have engaged Joseph Gunnar& Co., LLC as a placement agent for the sale of two classes of convertible preferred stock to unaffiliated third party accredited investors or qualified institutional buyers in a private placement” that will “occur contemporaneously with the consummation of [y]our Direct Listing.” Please provide your analysis regarding the application of Regulation M in light of the Advisor’s dual role as placement agent in relation to the private placement and financial advisor in connection with the Direct Listing.

In response to the Staff’s comment, the Company has supplemented its disclosures regarding its arrangements with Joseph Gunnar & Co., LLC (“Gunnar”), including those regarding compensation (see page 128). The Company has retained Gunnar to serve the Company’s interests in two separate and distinct capacities.

First, the Company retained Gunnar to serve as placement agent for a private placement with accredited investors or qualified institutional buyers to raise capital for the Company. The contracts and all other documents effecting the private placement will be executed and delivered prior to the time that the Company requests the SEC to declare the registration statement effective. Though funding for the private placement will not take place until consummation of the direct listing, Gunnar’s duties in respect of the private placement will have been completed prior to that time. As disclosed on page 128, Gunnar will receive warrants to purchase Company common stock as part of its compensation for the private placement, but such warrants will not be exercisable until at least six months after the placement is funded.

Second, the Company has retained Gunnar as its advisor in respect of the direct listing. Gunnar’s duties as advisor are described in the registration statement (see page 128). Gunnar has agreed that at all times it will perform its duties as advisor in compliance with applicable law and regulation, including specifically, Regulation M and FINRA rules. A portion of Gunnar’s fee for serving as advisor may be paid by the Company in the form of common stock (see page 128). Any such common stock paid to Gunnar is restricted and shall be subject to a six-month lock-up.

The Company is of the view that Gunnar can and will discharge its duties as financial advisor in compliance with Regulation M.

Prospectus Summary

Summary of Risks Related to Our Direct Listing and Volatility of Our Common Stock Following the Offering, page 13

4. Please revise your disclosure both here and in the Risk Factors section to discuss the uncertainty associated with the fact that few companies have undertaken direct listings to date.

In response to the Staff’s comment, the Company has added disclosure on page 13 and elsewhere in the registration statement regarding the lack of precedence for direct listing transactions and the uncertainties involved therewith as compared to firm-commitment underwritten initial public offerings.

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Risk Factors

Risk Factors Relating to Our Business and Industry

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures..., page 30

5. We note this newly included risk factor on page 29. Please revise your disclosure to clarify whether the company imports raw materials for its products from any of the named countries and, if so, disclose whether you have been impacted by increased tariffs to date.

In response to the Staff’s comment, the Company has added disclosure on page 29 regarding the jurisdictional sources of its supply, the costs incurred for such supply in the last fiscal year and the impact on the Company’s business to date of tariffs and tariff countermeasures.

Risks Related to This Offering and Ownership of Our Common Stock

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis., page 30

6. Please revise this risk factor to discuss the challenges the tracing requirement could pose for potential shareholders in relation to securities liability claims under Section 11 and Section 12 of the Securities Act for a direct listing versus a traditional IPO.

In response to the Staff’s comment, the Company has added disclosure on page 32 regarding the difficulties associated with satisfying traceability requirements in direct listings.

Our common stock currently has no public market. . . ., page 31

7. Please revise this risk factor discussion to state that, due to these risks, the price of your common stock may decline significantly and rapidly.

The Company has revised its disclosures on page 31 and elsewhere in the registration statement to state that there is a significant risk of precipitous and negative volatility in the price of its common stock.

Certain Relationships and Related Party Transactions: Transactions with Related Persons, page 90

8. Please revise this section to disclose the names of the related persons and the basis upon which they are considered related parties. Refer to Item 404(a) of Regulation S-K for guidance.

The Company has revised its disclosure on page 90 to identify Mr. Eric Gripentrog, the Company’s CEO, as the related party involved.

Principal and Registered Shareholders, page 91

9. Please revise this section to disclose the number of shares held by registered holders that may be sold in reliance on Rule 144.

The Company has revised its disclosure on page 121 to indicate the number of shares of Company common stock eligible that may be sold under Rule 144 that are not being registered pursuant to its registration statement.

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10. We note your statement that the Advisor will be issued warrants to purchase shares of common stock in connection with and at the time of the Direct Listing. Please quantify the number of shares underlying each warrant and disclose the material terms thereof. Please also reconcile this disclosure with your disclosure on page 126 regarding shares to be issued to the Advisor in connection with the Direct Listing which does not contemplate the issuance of warrants.

As indicated in the response to Staff comment 3 above, the Company has revised its disclosures on page 127 to set forth the compensation to be paid to Gunnar in its role as placement agent for the private placement and in its capacity as direct listing advisor.

Plan of Distribution, page 125

11. We note your disclosure on page 127 that the Advisor is “assisting with [y]our investor communication strategy in relation to the Direct Listing.” Please revise your disclosure to describe the activities to be conducted by the Advisor in relation to the “investor communication strategy”.

In response to the Staff’s comment, the Company has added disclosure on page 128 to expand on Gunnar’s activities in respect of investor communication.

12. We note that the Advisor will receive shares of common stock, warrants with underlying shares of common stock, and cash compensation in relation to the services to be performed in connection with the Direct Listing and your disclosure on page 127 that “[a]ll fees to be paid to the Advisor are entirely contingent on the successful completion of the Direct Listing”. Please provide your analysis regarding the application of Regulation M to the Advisor’s compensation.

Please see the response to comment 3 above in respect of Gunnar’s compensation and the application of Regulation M.

Notes to the Consolidated Financial Statements

4. Summary of Significant Accounting Policies

Segment Reporting, page F-15

13. You state on page F-15 that as a result of the adoption of ASU 2023-07, you enhanced your segment disclosures in the report to include the presentation of depreciation and amortization, interest and joint venture expenses by segment. However, we are unable to locate these enhanced disclosures. Please revise the filing to provide the disclosures required by ASC 280-10-50-20 through 50-31.

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 regarding segment reporting. The Company reassessed the analysis with respect to the segment reporting under ASU 2023-07 and further determined that since the hemp segment makes up less than 4% of net revenue, the Company is not required to disclose segmented financial information. As such, we have modified our disclosures in the financial statements, as noted above, for the quarter ended Mar 31, 2025 as well as the year-ended Dec 31, 2024.

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We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 838-4433.

Sincerely,

/s/ Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

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